Mail Stop 6010

February 14, 2008

Mr. Daniel K. Spiegelman
Chief Financial Officer
CV Therapeutics, Inc.
3172 Porter Drive
Palo Alto, CA 94304

        Re: CV Therapeutics, Inc.
               Form 10-K for Fiscal Year ended December 31, 2006
               Filed February 27, 2007
               File No. 0-21643

Dear Mr. Spiegelman:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                        Sincerely,

                        Jeffrey Riedler
                        Assistant Director

       cc: Tricia Borga Suvari, Esq.
              General Counsel
              CV Therapeutics, Inc.
              3172 Porter Drive
              Palo Alto, CA 94304